U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[x] Form 10-KSB   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-QSB  [ ] Form N-SAR

                     For the Period Ended December 29,2000

CUSIP NUMBER:
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COMMISSION FILE NUMBER     001-14753
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     [ ] Transition Report on Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

China B2B Sourcing.Com, Inc.
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Former Name if applicable:

International Smart Sourcing, Inc.
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Address of Principal Executive Office:

320 Broad Hollow Road, Farmingdale, New York 11735
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                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [x] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant cannot file its Form 10-KSB within the prescribed time period because of pending additional financial information necessary for finalizing its financial statements.


                   PART IV - OTHER INFORMATION

     (1)   Name and address of person to contact in regard to this notification:

           Steven Sgammato                  631                293-4650
               (Name)                    (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached.

                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 03/29/01                      By:/s/Steven Sgammato
     ---------------                      -------------------------------
                                          Steven Sgammato
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                             Part IV (3) Attachment

CHINAB2BSOURCING.COM, INC

For the year ending December 29, 2000 the Company expects to show a loss of $3,833,990 versus a loss of $1,969,368 for the year ended December 31, 1999, or an increase of $1,834,622. The increase in the loss was primarily the result of the following:

         During December 2000, the Company evaluated its carrying value for the license, and the goodwill that resulted from the purchase of CDP. The Company has had to date only minimal sales of its compact disc packaging product, nor can management reasonably estimate expected cash flows from future revenues to substantiate such carrying value. Based on these circumstances management determined that an impairment in value had occurred for the remaining unamortized balance of license and goodwill of $400,000 and $1,390,000, receptively.

         In 1999 the Company loaned $500,000 to another company at an interest rate of 8% per annum. The original terms of the loan were to have the loan repaid by November 15, 1999. In February 2001, the borrower declared bankruptcy under Chapter 11 of the Federal bankruptcy code. As of December 29, 2000 the Company has reserved for the entire note receivable and interest aggregating $517,616.